Exhibit 99.1

James A. McIntyre
3347 Padaro Lane
Carpinteria, CA 93013

December 7, 2011

Master Fund
100 Park Avenue
New York, N.Y. 10017

Attn:  Michael Blitzer

Dear Michael:

I have decided to exercise my rights, under paragraph 10 of the Solicitation Agreement of July 14, 2011, to terminate all of my obligations under that Agreement, including, but not limited to, my agreement to (1) be a director nominee of the Group described therein; and (2) participate in the solicitation of proxies by or for the Group for the election of directors at shareholder meetings of Signature Group Holdings, Inc.

Sincerely,

James A. McIntyre

cc:	Steven Wolosky via fax 212-451-2222 and electronic mail
Thomas Fleming via electronic mail
Herb Ross via electronic mail